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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Lafarge North America Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
505862-10-2
(CUSIP Number)
Michael Griffiths
Kilmer Van Nostrand Co. Limited
40 King Street West
Suite 2700
Ontario, Canada M5H 3Y2
(416) 635-6100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Kilmer Van Nostrand Co. Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0040359

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario

	7	SOLE VOTING POWER:

NUMBER OF		4,400,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,400,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,400,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Consists of 4,400,000 shares of Common Stock (the “Warrant Shares”) underlying a warrant (the “Warrant”) that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).
** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

1	NAMES OF REPORTING PERSONS: Kilmer LCW Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario

	7	SOLE VOTING POWER:

NUMBER OF		4,400,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,400,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,400,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Consists of 4,400,000 shares of Common Stock (the “Warrant Shares”) underlying a warrant (the “Warrant”) that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).
** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

1	NAMES OF REPORTING PERSONS: Lawrence M. Tanenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		4,400,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,400,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,400,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%**;

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Consists of 4,400,000 shares of Common Stock (the “Warrant Shares”) underlying a warrant (the “Warrant”) that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).
** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

1	NAMES OF REPORTING PERSONS: Judith S. Tanenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		4,400,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,400,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,400,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Consists of 4,400,000 shares of Common Stock (the “Warrant Shares”) underlying a warrant (the “Warrant”) that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).
** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

Explanatory Note: The Reporting Persons are filing this amendment No. 1 to their Schedule 13D to disclose an amendment to the Warrant, as defined below, filed as an exhibit hereto. This amendment No. 1 reflects no changes in the previously reported holdings of the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
     As previously disclosed, on December 29, 2000, Lafarge North America Inc. (“Lafarge”) issued to Kilmer Van Nostrand Co. Limited (“Kilmer”), for a purchase price of Cdn$21,647,000, a warrant to purchase 4,400,000 shares of common stock, par value $1.00 per share, of Lafarge (the “Common Stock”) for an exercise price of US$29 per share over a period from December 29, 2005 to December 29, 2015 (the “Warrant”). Unless otherwise specified, capitalized terms used herein have the meaning assigned to them in the Warrant.
     Also as previously disclosed, on February 21, 2006, Lafarge S.A., the parent company of Lafarge, commenced a tender offer (the “Tender Offer”) for the shares of Common Stock it does not already own through its wholly-owned subsidiary Efalar Inc.
     On March 16, 2006, Kilmer and Lafarge executed an agreement to amend the Warrant (the “Amendment”) to permit Kilmer to effect a conditional exercise of the Warrant in connection with the Tender Offer. The Amendment provides that, in the event of a tender offer for the Common Stock or other transaction requiring the tender or surrender of the Common Stock in order to participate (an “Offer”), Kilmer may exercise the Warrant without regard to the 30 day notice period otherwise applicable to the Notice of Exercise for the Warrant at any time prior to the acceptance of shares of Common Stock for payment pursuant to the Offer (the “Acceptance”). However, if (i) an Offer expires without an Acceptance of the shares of Common Stock tendered in connection with the Notice of Exercise, or (ii) Kilmer revokes the Notice of Exercise at least two New York Stock Exchange trading days before Acceptance, the Notice of Exercise will be null and void and the Warrant will remain outstanding and unexercised by Kilmer.
     The above summary does not purport to be a complete description of the terms and conditions of the Amendment and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 3.1 hereto.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended to add the following:

Exhibit 3.1.	Agreement dated March 16, 2006, between Lafarge North America Inc. and Kilmer Van Nostrand Co., Limited

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

KILMER VAN NOSTRAND CO. LIMITED

Date:	March 16, 2006	/s/ Lawrence M. Tanenbaum

		Name:	Lawrence M. Tanenbaum
		Title:	Chairman and Chief
Executive Officer

KILMER LCW LIMITED

Date:	March 16, 2006	/s/ Lawrence M. Tanenbaum

		Name:	Lawrence M. Tanenbaum
		Title:	President

LAWRENCE M. TANENBAUM

Date:	March 16, 2006	/s/ Lawrence M. Tanenbaum

		Name:	Lawrence M. Tanenbaum

JUDITH S. TANENBAUM

Date:	March 16, 2006	/s/ Judith S. Tanenbaum

		Name:	Judith S. Tanenbaum
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)